UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

ZI CORPORATION
(Name of subject company (Issuer))
NUANCE COMMUNICATIONS, INC.
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)
988918108
(CUSIP number of common stock)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert D. Sanchez, Esq.	Jo-Anne Sinclair, Esq.	Chris Hewat, Esq.
Wilson Sonsini Goodrich & Rosati	Vice President and General Counsel	Blake, Cassels & Graydon LLP
Professional Corporation	Nuance Communications, Inc.	199 Bay Street
1700 K Street, NW	1 Wayside Road	Suite 2800, Commerce Court West
Fifth Floor	Burlington, MA 01803	Toronto, ON M5L 1A9
Washington, DC 20006	Telephone: (781) 565-5000	Canada
Telephone: (202) 973-8800		Telephone: (416) 863-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$22,790,875.60	$895.68

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value assumes the purchase of all outstanding common shares, no par value, of Zi Corporation, other than the 1,000 common shares owned by Nuance Communications, Inc., for the expected consideration in the tender offer of $0.40 per share. As of September 30, 2008 (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008), there were 50,667,957 common shares outstanding, 4,600,700 common shares issuable pursuant to outstanding stock options and restricted stock units, and outstanding warrants to purchase 1,709,532 common shares. As a result, this calculation assumes the purchase of 56,977,189 common shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals 0.00393% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$895.68	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	November 26, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 9 and 11
ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX
ITEM 12. EXHIBITS
Ex-(a)(5)(H) Press Release issued by Nuance Communications, Inc., dated February 26, 2009.

     This Amendment No. 8 (this “Amendment No. 8”), which is the final amendment to this Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2008, and amended on December 3, 2008, December 15, 2008, December 30, 2008, January 16, 2009, January 30, 2009, February 13, 2009, and February 24, 2009 (as amended, the “Schedule TO”), relating to a tender offer by Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Offeror”), to purchase all of the outstanding common shares (the “Common Shares”) of Zi Corporation, an Alberta corporation (the “Company” or “Zi”), at a purchase price of $0.40 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008 (as amended, the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment No. 8 is being filed on behalf of the Offeror.
     As of the close of business on February 26, 2009, a total of approximately 898,329 Common Shares had been tendered in the Offer and not withdrawn. Because Nuance has withdrawn the Offer, Nuance has not purchased any Common Shares and has instructed the Depositary to promptly return all Common Shares to the tendering Zi shareholders.
     The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal is incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented by the information specifically provided herein.
Items 1 through 9 and 11.
Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     Nuance hereby terminates the Offer. One of the conditions to Nuance’s obligation to purchase the Common Shares pursuant to the Offer was that “the Offeror or any of the Offeror’s affiliates shall not have entered into a definitive agreement or announced an agreement in principle with Zi providing for the acquisition or other business combination with Zi or any of its subsidiaries....” On February 26, 2009, Nuance and Zi announced that they had entered into a definitive agreement pursuant to which, among other things, Nuance will acquire all of the outstanding Common Shares of Zi in a cash and stock transaction valued at approximately $35 million, comprised of approximately $17 million in cash and $18 million in Nuance common stock. As a result of the failure to satisfy the aforementioned condition, Nuance has elected to terminate the Offer. The Offer was scheduled to expire at 5:00 p.m. (Calgary time) on March 10, 2009.
     The full text of the press release issued by Nuance on February 26, 2009, announcing the execution of the definitive agreement and the termination of the Offer, is filed as Exhibit (a)(5)(H) hereto.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.*
(a)(5)(C)	Press Release issued by Nuance Communications, Inc., dated December 30, 2008.*
(a)(5)(D)	Press Release issued by Nuance Communications, Inc., dated January 16, 2009.*
(a)(5)(E)	Press Release issued by Nuance Communications, Inc., dated January 30, 2009.*
(a)(5)(F)	Press Release issued by Nuance Communications, Inc., dated February 13, 2009.*
(a)(5)(G)	Press Release issued by Nuance Communications, Inc., dated February 24, 2009.*
(a)(5)(H)	Press Release issued by Nuance Communications, Inc., dated February 26, 2009.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

2

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUANCE COMMUNICATIONS, INC.
Dated: February 27, 2009	By:	/s/ Thomas Beaudoin
		Name:	Thomas Beaudoin
		Title:	Chief Financial Officer

3

EXHIBIT INDEX
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.*
(a)(5)(C)	Press Release issued by Nuance Communications, Inc., dated December 30, 2008.*
(a)(5)(D)	Press Release issued by Nuance Communications, Inc., dated January 16, 2009.*
(a)(5)(E)	Press Release issued by Nuance Communications, Inc., dated January 30, 2009.*
(a)(5)(F)	Press Release issued by Nuance Communications, Inc., dated February 13, 2009.*
(a)(5)(G)	Press Release issued by Nuance Communications, Inc., dated February 24, 2009.*
(a)(5)(H)	Press Release issued by Nuance Communications, Inc., dated February 26, 2009.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

4